#18
6/5

08003036

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Climate Exchange plc

*CURRENT ADDRESS 62 Bishopsgate
London EC2N 4AW
United Kingdom

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
JUN 09 2008
THOMSON REUTERS

ILE NO. 82- 35208

FISCAL YEAR 12/31/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

F 14A (PROXY) ☐

OICF/BY: BS

DAT : 6/5/08

082-35208

CLIMATE EXCHANGE PLC



RECEIVED
2008 JUN -5 P 2:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-07
AR/S

Report and Accounts

For the year ended 31 December 2007





Contents

Executive Chairman's Statement



As we review your company's performance over the past year and lay out our objectives for the coming year, I thought it would be helpful to share the history of the company and its origins over the last 15 years to illustrate our objectives for 2008 and beyond.

The origins of your Company

We were asked by the United Nations to deliver a paper on the feasibility of a market-based solution to global warming at the Earth Summit in Rio De Janeiro in 1992. Climate change was a subject of interest to a few scientists and economists. Although the United States had passed legislation that enabled a cap and trade system to deal with acid rain, scepticism of the role of emissions trading in environmental property rights remained high across a wide spectrum of the public and private sectors. In the next nine years my colleagues and I wrote articles in the academic and popular press, testified in hearings at the U.S. Senate and White House as well as before representatives of cities and departments of European governments. The Chicago Climate Exchange was a principal to the first SO_2 allowance trade recorded in the Environmental Protection Agency's Registry, and a broker of the first cross-border trade in CO_2 offsets by a U.S. company. The stage was set.

In the year 2000 the pace accelerated. We received a grant from the Chicago-based Joyce Foundation to explore the feasibility of developing a cap and trade market in the Upper Midwest of the U.S. for CO_2 allowances and offsets. After three years of intensive research and consensus building, a framework for a voluntary but legally binding cap and trade program was completed. It was called the Chicago Accord.

During that period, we suffered from a series of material and disruptive events which had the potential to damage our business model. The U.S. refused to participate in the Kyoto Protocol eliminating all likelihood that the U.S. would pass legislation which would require companies to reduce their emissions anytime in the foreseeable future. Without that, the probability of corporations joining a voluntary but legally binding cap and trade program appeared negligible. Soon after that there was the terrorist event of 9/11, a war in Afghanistan, a crash in the U.S. stock market, the implosion of Enron blamed on energy trading, a recession and ultimately the Iraq war. In spite of that series of events, in 2003, 14 courageous entities (13 corporations and the City of Chicago) became the founding members of the Chicago Climate Exchange ("CCX").

Ultimately that company sold 25% of its equity to Climate Exchange plc which raised £15 million through an Initial Public Offering on the AIM Division of the London Stock Exchange. A second round of equity finance followed a year later to finance the European Climate Exchange ("ECX") and the Chicago Climate Futures Exchange ("CCFE"). Both new exchanges faced enormous scepticism and competition. In 2006 the ownership of these exchanges were merged and your company Climate Exchange plc ("Climate Excahnge") became the holding company.

A record performance for Climate Exchange in 2007

In 2007 your company unambiguously became the global leader in environmental exchange traded markets in both volume and profits. I am proud to report that all three core businesses in the group were profitable at the pro-forma operating level, and group pro-forma profits in total exceeded £2.7 million.

ECX saw trading volume increase 128% over the same period in 2006 and had a market share of 85% among 9 competing exchanges. Both membership and open interest reached record levels. Options on futures were successfully introduced and exhibited significant growth. We also licensed a mini ECFI (European Carbon Financial Instrument) and trading began with a rupee-based 200 tonne contract on the Multi-Commodity Exchange of India. In July, we welcomed Patrick Birley as ECX's new Chief Executive.

CCX volumes increased by 123% over the same period in 2006. Membership increased from 238 in 2006 to 401 in 2007. The baseline of our emitting members exceeds 576 million tonnes and constitutes 16% of the United States' large stationary source emissions. By comparison the entire EU ETS baseline is approximately 2 billion tonnes.

CCX members constitute 11% of the Fortune top 102 companies, 17% of the Dow Jones Industrial Average and 20% of the largest emitting power companies in the U.S. CCX expanded its membership internationally. Members now include 8 Brazilian companies, 1 Chilean company, 5 Indian and 5 Chinese companies.

In China, we were retained by the Ministry of Science and Technology and the UN Development Programme to advise them on carbon trading. In December, CCX signed a Memorandum of Understanding with the Chinese National Petroleum Corporation Assets Management Co. Ltd. (CNPCAM) to explore an emissions trading platform in China.

CCFE exhibited the greatest rate of growth in the group with a trading volume increase of 719 % over 2006. SO_2 allowance futures and options on futures lead the way. A NO_x annual contract was listed in advance of the 2009 mandated program. Other new products included ECO futures, a renewable energy stock index based on the PBW ETF.

We launched the Insurance Futures Exchange Services Ltd (IFEX) in 2007. IFEX lists binary options on U.S. hurricane losses ranging from 10 to 50 billion dollars. This product fits with our mission to provide risk management tools related to the environment and weather and serve our members in the energy sector.

At Group Board level we were also delighted to announce that Sir Brian Williamson joined the main Board as a Non-executive Director. Sir Brian brings a wealth of experience in the exchange space and we are privileged that he accepted our invitation to join us.

The outlook for 2008 and beyond

The trends that were established in 2007 continued into 2008. In January ECX had both a record day and record month. The record for daily trading volume was surpassed twice with the new record standing at almost 15 million tonnes. The monthly record was also set in January with 171 million tonnes traded (up from the prior monthly record of 126 million tonnes set in July 2007). Furthermore,





obstacles that existed regarding the launch of a CER (Certified Emissions Reduction) futures contract were eliminated and a launch of that contract took place in the first quarter of the year rather than in the third quarter.

CCX had similar experiences with both single day and monthly records. On 11 February 2008, a record 2.4 million tonnes were traded in one day (the previous one-day record was nearly 1.3 million tonnes set on February 6, 2008). February's monthly volume exceeded the previous monthly trading record of 3.7 million tonnes by more than 6 million tonnes. CCFE also began with a spectacular start. January's trading volume reached 55,350 contracts, surpassing the previous monthly record of 36,098 contracts set in October 2007.

The current political climate in the U.S. also appears to have shifted dramatically toward a prevalent belief that there will be a cap and trade law sometime in the near future. The current bipartisan Warner-Lieberman bill is calling for dramatic reductions and a baseline of over 6 billion tonnes. This would represent a market three times the size of Europe. Your company is well positioned to emerge as the leading exchange in this sector.

We believe that both the current growth and future potential of our chosen markets has prompted announcements by major exchanges around the world to participate in environmental markets. We welcome all followers and the competition they will bring to this sector. We thrive on competition and expect this to make your company even more prominent in our sector.

At the outset of this statement, I stressed the history of your company. I did that to emphasize our ability to develop markets in the absence of national legislation and to invent markets where there have been none before. We are about to operationalize national policy in Canada with a 2008 launch of the first Canadian carbon futures contract on the Montréal Climate Exchange, our joint venture with the TMX Group (formerly the Montréal Bourse). We continue to pursue the development of voluntary markets in places like China and India where we are, again, having a humble but promising start. Given the magnitude of the issue and the initial corporate and public responses, we hope that these voluntary systems will, at some point in the future, match or exceed our success in the U.S.

We are very hopeful and believe that the suite of products on IFEX will enable it to expand and become a major exchange in weather derivatives. There are also opportunities in the longer run in water quality and quantity issues which we continue to research.

In conclusion, 2007 has been a remarkable year for Climate Exchange. Its success is ultimately due to our members and customers. Your management team in both Europe and North America has been outstanding. On a personal note, special thanks are due to Neil Eckert the CEO of Climate Exchange. And of course my greatest debt of gratitude goes to my fellow shareholders who have been so supportive in helping us achieve our financial objectives and personal dreams.

Richard Sandor
Executive Chairman
10 April 2008

Chief Executive's Review

Last year we set out our Group strategy as follows:

"Our intention is to generate the world's leading exchanges specialising in trading the asset classes of emissions, water, weather and insurance related products and other environmental asset classes. To achieve this, our immediate strategy to increase shareholder value is:

- *to deepen our existing markets, encouraging the move from Over The Counter (OTC) to on-exchange trading and the development of hedging and other financial instruments;*
- *to engage in the development of new products in our specialist areas; and*
- *to broaden our geographic reach through expansion into new industrial and emerging territories.*

Our financial strategy is to operate a classic exchange revenue model deriving fees from trading, membership, marketing information and index licensing which are detailed in the Operating and Financial Review below. Exchanges are scaleable and our cost base can be kept under control as our revenue opportunities expand. We currently have a headcount of 56 and we outsource functions wherever possible. Our opportunities for growth and the areas that will require investment as we expand will be membership, recruitment and marketing, as well as new product research. Our corporate overhead will increase but we will ensure this is always in proportion to the investment opportunity."

It is satisfying that this strategy holds true today and is virtually unaltered in any aspect. We now set out a review which measures our progress against our stated goals. It is a process which demonstrates a substantial amount of real and tangible progress over the last 12 months.

In particular, we are confident that we have delivered and will continue to deliver:

- *markets that are deeper;*
- *successful and focused new product development; and*
- *tangible progress in new geographic areas.*

ECX

In July, we were delighted to announce that Patrick Birley was joining ECX to take up the role of Chief Executive. Patrick was previously CEO of LCH.Clearnet Limited and has had a long and successful career in the exchange arena. Patrick took over the CEO role from Peter Koster, who made an important contribution to the development of the company.

ECX has continued to build on its position at the centre of trading in European Union Allowances ("EUAs"), with substantial increases in trading volumes. In addition to a healthy increase in futures activity, we also started to see the development of liquidity in the options contracts that we had introduced late in 2006. Average daily volumes for the entire year exceeded 4,000 contracts per day, representing a combined total of over 1 billion tonnes of underlying emissions permits.

It is evident that the market is becoming increasingly commoditised, and that the liquidity seen on ECX is in itself bringing new participants to the market. We are seeing this through tightening bid/offer spreads and deeper quotes available





throughout each trading day. It is clear that the market is starting to attract new trading participants who are not only interested in hedging opportunities, but are also looking at the possibilities of arbitrage, investment and speculation. Inevitably, this success is also attracting interest from major exchanges - we welcome this competition and are grateful that both our absolute volumes and our market share have continued to grow strongly despite headline grabbing announcements regarding new initiatives.

We had been expecting to launch CER futures and options (our second major product set) on ECX in September, which would have further boosted volumes in 2007. While we are disappointed that this launch had to be delayed, we are delighted that CER futures began trading on 14 March 2008. We believe that these contracts will add substantially to the market activity, both individually and through swap transactions with the existing EUA's.

ECX has started 2008 with a string of new trading records and the signs for the rest of the year are extremely positive.

ECX Volumes for 12 months to 31 December 2007

(1,000 Tonnes CO_2 EU Allowances /Contract)

Month	Total Volume Futures Contract	Open Interest Futures Contracts	Total Volume Options Contract	Open Interest Options Contract
January	59,892	72,141	1,265	1,465
February	60,786	80,312	2,050	3,015
March	71,879	83,474	1,950	4,965
April	57,826	92,417	1,450	5,935
May	75,803	107,212	1,910	7,675
June	88,866	113,930	2,515	9,215
July	119,268	138,114	6,790	12,820
August	94,369	149,590	8,750	19,485
September	88,561	160,540	10,900	26,030
October	102,008	183,347	5,735	28,550
November	88,930	188,631	9,475	34,930
December	72,592	139,741	4,751	36,645
YTD Total	**980,780**	-	**57,541**	-
Jan – Dec 2006	**452,774**	-	**560**	-

CCX

U.S. carbon appears to be coming of age. We are still the only exchange operating a U.S. emissions reduction and trading, or cap and trade system. We are likely to remain so until the implementation of a mandatory U.S. system. Our hope is that legislation will be passed in 2009, but even then, actual implementation will probably only occur 3 years thereafter. This gives us a clear run at the market during that period. In the meantime, our membership is expanding at a remarkable rate. The notable fact is that the baseline of our members, that is, the total of their CO_2 tonnage output, is now some 576 million tonnes. This now represents some 27% of the entire European traded system. What is also heartening is that there is a likelihood that a mandatory U.S. system could well include up to 6 billion tonnes of carbon dioxide emissions and treble the European system. The political news is excellent in so far as all the presidential front runners have declared their support for cap and trade legislation.



CCX Volumes for 12 months to 31 December 2007

(100 Tonnes/Contract)

Month	Contracts	Tonnes (CO_2e)
January	15,942	1,594,200
February	37,121	3,712,100
March	17,271	1,727,100
April	8,739	873,900
May	18,007	1,800,700
June	21,423	2,142,300
July	33,042	3,304,200
August	9,124	912,400
September	5,359	535,900
October	18,414	1,841,400
November	24,781	2,478,100
December	20,152	2,015,200
Total	**229,375**	**22,937,500**
Jan – Dec 2006	**102,724**	**10,272,400**



CCFE

CCFE showed the highest rate of growth of any part of the company. Average daily volume increased from 114 contracts in 2006 to 1,117 contracts in 2007 representing an 881% increase. This progress was also accompanied by the launch of a series of complementary products in the emissions and environmental arena; these include nitrogen oxide, CFI Futures, CER Futures and Options and a European Mini Contract.

Another key development is the launch of the Insurance Futures Exchange ("IFEX") which trades U.S. hurricane derivatives, a business that our Chairman and I worked on in the early '90s. The trading of insurance risk on an electronic platform is potentially a huge development. Early signs are good. We have launched the contracts, have market makers putting prices on the screens and are attracting substantial interest from the financial and insurance communities.

Volume growth on CCFE has been remarkable and we look forward to the continued development of this business.

CCFE Volumes for 12 months to 31 December 2007

(Contracts)

Month	SFI Futures	SFI Options	NFI Futures	Other	Total
January	14,511	-	-	-	14,511
February	4,837	-	52	-	4,889
March	12,017	-	219	-	12,236
April	7,697	5,750	279	-	13,726
May	12,869	4,365	481	-	17,715
June	23,555	6,115	344	-	30,014
July	14,753	7,152	578	131	22,614
August	16,569	16,491	506	703	34,269
September	16,950	14,930	563	680	33,123
October	19,991	13,565	340	2,302	36,198
November	16,302	13,210	73	1,147	30,732
December	20,979	10,280	30	2,442	33,731
Total	**181,030**	**91,858**	**3,465**	**7,405**	**283,758**
Jan – Dec 2006	**28,924**	-	-	-	**28,924**

CCFE End of Month Open Interest for 12 months to 31 December 2007

(Contracts)

Month	SFI Futures	SFI Options	NFI Futures	Other	Total
January	10,881	-	-	-	10,881
February	11,300	-	45	-	11,345
March	13,183	-	125	-	13,308
April	15,067	4,570	305	-	19,942
May	15,569	6,265	504	-	22,338
June	17,092	9,015	753	-	26,860
July	16,978	11,147	535	56	28,716
August	17,440	19,157	695	429	37,721
September	18,749	24,420	120	864	44,153
October	19,956	20,200	0	2,522	42,678
November	21,083	28,610	70	3,039	52,802
December	9,793	17,130	40	4,327	31,290
December 2006	**3,822**	-	-	-	**3,822**

In the above tables "other" products, include ECO-Index Futures, NFI-annual Futures, CFI Futures, IFEX Futures, CER Futures & Options, and ECFI Futures.

International Developments

The strategic aim is clear, which is to be the leading global, dedicated environmental asset and weather trading platform. We have already concluded initiatives in Canada with the joint creation of the Montréal Climate Exchange with the TMX Group (formerly the Montréal Bourse) and The Multi Commodity Exchange in India who are trading a European mini contract with the same specification as the ECX contract but only 200 tonnes size. We have concluded a Memorandum of Understanding with the Chinese National Petroleum Corporation Assets Management Co. Ltd. with a view to setting up an environmental market in China. We are in detailed discussions with several other regions and continue to drive to secure our franchise in those other regions.

In the early days, there was perceived value in our European business model with optionality over North America. Europe continues to deliver and the U.S. business is now maturing into a substantial.and profitable model. The optionality is now in markets such as China, India, Canada, Australia and Japan.

Our mission is to convert these opportunities to the benefit of our shareholders and reinforce our track record in the development of new contracts in new markets.

Neil Eckert
Chief Executive Officer
10 April 2008

Climate Exchange Milestones



1995	First ever cap and trade program launched in North America to reduce sulphur dioxide emissions
December 1997	Kyoto Protocol unanimously adopted. Text provides for "flexible mechanisms", including emissions trading
1999	Kyoto Treaty was finally negotiated with commitment from European Union to develop a cap and trade system for carbon dioxide
2002	Founder member group established in Chicago in order to launch the world's first voluntary but contractually binding cap and trade emissions system
2003	Chicago Environmental Plc established as a fund. £15 million raised in London on the AIM market to back the trading launch of CCX
December 2003	CCX launches trading of the Carbon Financial Instrument, a CO_2 spot contract
2004	Further £15 million raised to back the launch of the Chicago Climate Futures Exchange ("CCFE") in the U.S. and the European Climate Exchange ("ECX") in Europe
	Name changed to Climate Exchange plc
October 2004	The Commodity Futures Trading Commission approved CCFE's application to operate as a Designated Contract Market in the U.S.
December 2004	CCFE launches the Sulphur Financial Instrument, a futures contract on the US EPA SO_2 emissions allowance
April 2005	The European Emissions Trading System ("EU ETS") futures contracts are launched on ECX under a revenue sharing agreement with ICE Futures in London

December 2005	Montréal Exchange and CCX announce joint creation of a Canadian environment products exchange, Montréal Climate Exchange.
September 2006	Acquisition of 100% of CCX and ECX. Founder interests in the subsidiary companies are exchanged for shares in the publicly quoted holding company
October 2006	First option contract launched on the European carbon future
February 2007	CCFE launches the Nitrogen Financial Instrument, a futures contract on the US EPA NOx emission allowance
April 2007	CCFE launches an options contract on Sulphur Financial Instrument futures contract
May 2007	CCX announces formation of the California Climate Exchange to develop and trade financial instruments relevant to the California Global Warming Solutions Act, AB 32
June 2007	CCFE launches futures contract on Wilderhill Clean Energy Index (ECO index)
	United States House of Representatives votes to offset its CO_2 emissions through CCX
September 2007	Climate Exchange plc and Deutsche Bank launch trading in catastrophe event-linked futures on CCFE (IFEX)
December 2007	CCX announced the signing of a memorandum of understanding with the Chinese National Petroleum Corporation Assets Management Co Ltd. ("CNPCAM") to create a joint venture company to explore the feasibility and implementation of an emissions trading platform in China
March 2008	ECX launches CER futures contract



Operating And Financial Review



Unaudited Pro-Forma Financial Highlights

for the year ended 31 December 2007

- *Pro-forma pre-tax profit of £0.85 million from £5 million loss (2006)*
- *Revenues from core businesses up 249% to £13.6 million (2006: £3.9 million)*
- *Core Group EBITDA £3.4 million (2006: £3.6 million loss)*
- *Cash balances including short term investments were £13.7 million at 31 December 2007 compared with £13.6 million at 31 December 2006*
- *Audited IFRS loss before tax £8.3 million (2006: loss of £10.5 million)*

The figures above and in the pro-forma financial summary table below are extracted from unaudited management accounts of the Group. These have been prepared on a pro-forma basis assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the relevant periods. The consolidated results of the Group for 2007 and for the 2006 comparative year contained in this report have been prepared in accordance with International Financial Reporting Standards. The operational results for the businesses of both CCX and ECX as set out in the comparative figures in the results are consolidated only from the date of the acquisition of 100% of CCX and ECX on 19 September 2006.

Pro-forma financial summary

In order to set out a comparable summary of the operating performance of the Group's core businesses, the following table of key financial data has been prepared assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the three full financial periods to 31 December 2007. These figures have not been audited and do not form part of the audited financial statements of the Group.

ECX trading revenues grew 141% from £1.48 million to £3.56 million and have a compound annual growth rate (CAGR) over the three years to 31 December 2007 of 243%. ECX expenses increased by 8% from £3.25 million to £3.51 million chiefly as a result of the increase in trading volumes, since IT costs for ECX largely comprise the cost of our revenue share agreement with ICE Futures. Excluding the impact of higher trading volumes, ECX's expenses were broadly unchanged year on year. ECX's expenses include an internal management charge of €1 million (£0.74 million) payable annually to CCX.

CCX trading revenues grew 180% from £0.40 million to £1.12 million and have a CAGR over the three years to 31 December 2007 of 309%. CCX membership revenues grew by a factor of over 10x from £0.26 million to £2.82 million. CCX expenses increased by 54% from £3.66 million to £5.68 million chiefly as a consequence of both increased personnel costs as well as the FINRA verification costs associated with increasing membership.

CCFE trading revenues grew from £0.06 million to £0.78 million and membership fees grew 238% from £0.98 million to £3.31 million. CCFE membership revenues are largely due to the sale of Trading Privileges, which are limited in number, as well as annual membership dues. CCFE expenses increased by 38% from £1.31 million to £1.81 million.

	2007 £000	2006 £000	2005 £000
Core Business Revenues			
ECX			
Trading Fees	3,558	1,479	302
Membership Fees	187	148	40
Other	0	83	1
	3,745	**1,710**	**343**
CCX			
Trading Fees	1,120	396	62
Membership Fees	2,828	258	174
Other	1,789	460	101
Management fee Transfer from ECX	735	687	683
	6,472	**1,801**	**1,020**
CCFE			
Trading Fees	776	60	1
Membership Fees	3,310	979	94
Other	0	0	0
	4,086	**1,039**	**95**
Total Core Business Revenues (excluding management fee)	**13,568**	**3,863**	**775**
Core Business Operating Expenses			
ECX			
Personnel	982	1,036	1,151
IT	1,291	736	414
Other	501	791	1,161
Management fee Transfer to CCX	735	687	683
	3,509	**3,250**	**3,409**
CCX			
Personnel	2,091	1,448	1,529
IT	537	658	738
Other	3,052	1,538	1,257
	5,680	**3,644**	**3,524**
CCFE			
Personnel	697	474	336
IT	661	442	381
Other	450	389	356
	1,808	**1,305**	**1,073**
Total Core Business Operating Expenses (excluding management fee)	**10,262**	**7,512**	**7,322**
Core Business Operating Profit			
ECX	201	(1,540)	(3,066)
CCX	945	(1,843)	(2,503)
CCFE	2,280	(266)	(978)
Total Core Business Operating Profit	**3,426**	**(3,649)**	**(6,547)**
R&D overhead	(710)	(986)	(59)
Net Corporate Overhead	(2,452)	(922)	(301)
Net Group Interest	585	585	395
Group pre-tax Profit *	**849**	**(4,972)**	**(6,512)**
Cash and cash equivalents including short-term investments at year end	**13,739**	**13,569**	**13,174**



*The figures on the previous page have been adjusted to exclude the investment advisors' termination payment of £5.5 million in 2006, investment advisors' fees in 2006 and the deemed expense of share-based payments of £9.2 million in 2007 (2006: £3.7 million).

All three core group businesses are profitable at the operating level. In addition to our core businesses, a significant feature of our long term strategy for growth continues to be our investment in new business ventures which are not profitable in their initial activity. This annual investment expense has been shown separately as a Research and Development overhead and includes the costs of our new businesses in insurance (IFEX) and in China and India.

The central overhead of Climate Exchange is shown separately. This expense has increased by 166% from £0.92 million to £2.45 million mainly as a result of greater personnel expenses and professional costs.

The number of shares in issue at 31 December 2007 was 44,856,810. In addition, a further 1,515,152 shares may be issued under the contingent payment terms of our acquisition of 19 September 2006 and options over 6,276,500 shares may be issued under the terms of the share option plans approved by shareholders at our EGM on 29 December 2006. Finally, a variable number of shares may be issued under the terms of contracts entered into in connection with the launch of IFEX, depending on the performance of the IFEX business. The number of shares estimated to be issued under these contracts is 791,749.

Operational Highlights

Volumes Traded

(In metric tonnes unless otherwise stated)

	2007	2006	2005
ECX CO_2 total traded volume	1,038,321,000	452,774,000	94,348,000*
ECX CO_2 total Open Interest	176,385,000	64,617,000	15,002,000
CCX CO_2 total traded volume	22,937,500	10,272,400	1,446,800
CCFE SO_2 total traded volume#	272,888	28,924	171
CCFE SO_2 total Open Interest	26,923	5,089	0
CCFE SO_2 Options traded volume#	91,858	-	-
CCFE Other contracts traded volume	10,998	-	-

* *April 22 2005 (first day of trading) to 31 December 2005*
# *Number of Contracts*

Membership as at year end

	2007	2006	2005
ECX membership	84	71	54
CCX membership	401	238	131
CCFE membership	239	154	58

Principal Risks and Uncertainties

Climate Exchange operates in new and rapidly developing business areas. As a consequence, we are inevitably exposed to risks and levels of uncertainty that have the potential to impact our business prospects materially. The risks and uncertainties which we believe are of most significance are set out below.

Regulatory Environment

Our business is built on the implementation of national and international policies to address environmental issues through the use of cap and trade systems. While this methodology is widely regarded as efficient from an economic perspective, it is not the only approach that governments and supranational organisations may choose to adopt. In particular, tax- based mechanisms and command and control approaches are frequently discussed as alternatives. If cap and trade systems fail to deliver the desired environmental results, or if the political climate renders other approaches more desirable to legislators our business may be adversely affected.

In particular, while recent public pronouncements, especially in the U.S. and Europe, offer hope that cap and trade systems will continue to operate post 2012, the end of the Kyoto compliance period, there can be no assurance that our main markets will continue to benefit from the current legal framework that defines them after that time.

Market Activity

Exchange revenues and profitability are dependant on the levels of activity in its markets. A slowdown in activity or a shift away from on-exchange to cleared OTC trading in our core products could lead to a drop in trading volumes and so adversely affect our revenues.

Regulatory position

Climate Exchange operates in the financial markets, an area subject to detailed and changing regulation in most major jurisdictions. At present, its European business is conducted through its agreement with ICE, a "Recognised Investment Exchange" and is not itself subject to FSA regulation. In the U.S., CCFE operates as a Designated Contract Market and is subject to regulation by the Commodities Futures Trading Commission. CCX has elected to operate as an Exempt Commercial Market. Should the regulatory framework change and/or should we fail to continue to meet the requirements of the regulatory regime to which we are subject then our ability to conduct our business may be revoked and/or sanctions applied.

Competitive Pressure

We have direct competition in the European market from other exchanges that offer competing products. In the U.S., it is likely that a move to a mandatory cap and trade system for greenhouse gas emissions would similarly increase the level of competition that we experience. While we currently maintain high levels of market share in our major markets, this cannot be assured for the future. We may see lower market share levels or face price pressure or both.

IT infrastructure

Our business is based on the operation of electronic marketplaces. These require high levels of IT infrastructure and reliability is a critical factor in maintaining market confidence. In Europe and the U.S., we are reliant on the stability of the systems operated by ICE. In the U.S., we are also responsible for some of our own systems. Any failure in the IT systems on which we rely not only reduces the revenues we can expect but may also be damaging to market confidence and undermine our competitive position.

Financing

In the event of unforeseen circumstances, we may need access to additional capital. Our access to capital markets may not always be available. Any additional equity financing may be dilutive to holders of ordinary shares and any debt financing, if available, may require restrictions to be placed on future financing and operating activities.

While we have no external debt and maintain significant cash balances, we cannot rely on access to debt markets should we have a need for finance from such sources.

Employees

The success of our business depends, inter alia, upon the support of our employees and, in particular, the Executive Directors and senior managers within business areas. The loss of key members of our staff could have a material adverse effect on our performance. To prevent this, key employees are appropriately incentivised and this was endorsed by our shareholders in December 2006.



Our Stakeholders

Our Shareholders

Climate Exchange plc is listed on the AIM section of the London Stock Exchange.

Our strategy is to maintain frequent contact with our shareholders but in any event to communicate at least four times per year through our interims, our finals and two pre-close trading statements. Our current shareholder base comprises a balance of both U.K. and U.S. based institutional holders.

Our Customers

Our customers are made up of two main constituents. The first is that of natural industry participants (naturals) who have a legally based exposure to the emissions market and a compliance requirement to understand their emissions profile and their need to trade. The second constituency is the financial community who trade or speculate in the asset classes that are traded via our exchanges. Our job is to maintain strong relationships with both fraternities. The first is vital as it creates a marketplace and is a conduit to the end user. The second is equally vital in so far as it creates the liquidity pool without which these markets cannot succeed. With the birth of any market, it will encounter constraints as major institutions build their resources to manage and trade in these new markets. We are happy that our customers are developing these capabilities and will stay focused on working with them as markets develop.

Our Suppliers

Our key suppliers are IT and clearing services. In other respects we are a small business where there is little cost sensitivity. We believe that we have a good understanding of both the clearing and the IT requirements of our business.

Our Brand

We own the only internationally recognised exchanges dedicated to the environmental space and there is exceptional interest in our brand. We are committed to maintaining both our environmental and financial integrity.

It is our intention to link the extensive international interest in emissions trading with recognition of Climate Exchange as the leading exchange brand in this field.

Our People

We have a small but dedicated staff. They put in an extraordinary commitment in terms of both time and dedication to their roles. Key members of our staff have options packages which have the potential to make a material difference to their finances. As a small organisation decision taking is swift and ownership responsibility is understood.

Report of the Directors

The Directors present their annual report on the affairs of the Company, together with the financial statements and auditors' report, for the year ended 31 December 2007.

Business review and principal activity

The Company is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The three core businesses are the European Climate Exchange (ECX) which operates an exchange that focuses on compliance certificates for mandatory European Emissions Trading Scheme (EU ETS), the Chicago Climate Futures Exchange (CCFE), a regulated exchange in the U.S. with a growing portfolio of environmental futures contracts and Chicago Climate Exchange (CCX) which operates the world's first voluntary, but contractually binding cap and trade system for greenhouse gas emissions reductions.

As shown in the consolidated income statement, the Group made a loss after tax for the year ended 31 December 2007 of £4.09 million compared to the previous year's loss of £10.5 million. These figures reflect the significant change in the nature of the Company's business during 2006 as a consequence of the acquisition of 100% of the CCX and ECX businesses in September of that year. Accordingly, the reported revenues for 2006 reflect the Company's previous structure as an investment company, and do not consolidate the operating results of the underlying investments in ECX and CCX prior to 19 September 2006, the date of the acquisition. On a pro-forma basis, group pre-tax profit was £0.85 million compared with pre-tax loss of £4.97 million in 2006. Core business operating profit was £3.4 million compared with an operating loss of £3.6 million in 2006 as described in more detail in the Operating and Financial Review on page 12.

Incorporation and listing

The Company was incorporated on 13 August 2003 in the Isle of Man as a public limited company with registration number 109015C and listed on the Alternative Investment Market of the London Stock Exchange on 18 September 2003.

Dividends

The Directors do not recommend any dividend payment (2006: £nil).

Directors

The Directors of the Company holding office during the year and to date were:

	Appointed
Richard L Sandor	27 August 2003
Neil D Eckert	27 August 2003
Philip P Scales	13 April 2005
Klaus Gierstner	7 September 2005
Sir Laurence Magnus	8 November 2006
Carole Brookins	8 November 2006
Sir Brian Williamson	8 November 2007
Matthew Whittell	12 February 2008

The interests of the Directors and their families in the Company's ordinary shares of 1p each, together with details of the Directors' interests in share incentive schemes are set out in Note 23 on page 46.

At no time during the year did any Director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than service contracts between each Executive Director and a Group company, details of which are disclosed in the Directors' Remuneration Report.

The Company has purchased and maintained throughout the year Directors' and Officers' liability insurance in respect of itself and its Directors. The Directors also have the benefit of the indemnity provision contained in the Company's Memorandum of Association.

Principal Risks and Uncertainties

The Board is responsible for identifying and addressing the principal risks and uncertainties facing the Group. These principal risks and how the Group mitigates these risks are set out in the Operating and Financial Review on page 12.

Substantial Share Holdings

As at 1 April 2008, the Directors have been advised of the following interests in 3% or more in the Company's issued share capital:



Substantial Shareholding	Number of Shares	Percentage of Issued Share Capital
Invesco Perpetual	13,141,796	29.3
Harbinger Capital Partners	9,164,414	20.4
Dr Richard Sandor	8,173,820	18.2
BlackRock Investment Management	3,581,499	8.0
RBC Europe	1,436,675	3.2

Creditors' Payment Policy

It is the policy of the Company to settle all expenses on a timely basis in the ordinary course of business. It is the Group's policy to agree appropriate terms and conditions in advance with its suppliers and to make payment in accordance with those terms and conditions, provided that the supplier has complied with them.

Secretary

The Secretary of the Company holding office for the year ended was Mr Philip P Scales, who served throughout the year.

Auditors

KPMG Audit LLC being eligible, have expressed their willingness to continue in office in accordance with Section 12(2) of the Isle of Man Companies Act 1982.

Annual General Meeting (AGM)

The AGM will be held at 12.00 p.m. on Wednesday 14 May 2008 at the Company's registered office at IOMA House, Hope Street, Douglas, Isle of Man IM1 1AP. The Notice of the Meeting, Explanatory Notes and a Proxy Form is enclosed. These documents are also available on the Company's website.

Going Concern

After making due enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. For this reason, we continue to adopt the going concern basis for preparing financial statements.

Statement of Disclosure of Information to Auditors

Each person who is a Director at the date of approval of this Report confirms that:

- So far as the Director is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- He or she has taken all the steps that ought to have been taken in order to make himself or herself aware of any relevant audit information and to establish that the Company's Auditors are aware of that information.

By order of the Board
Philip P Scales
10 April 2008

Corporate Governance Report

Relations with Shareholders

Investor Relations

During the year, the Chairman, the Chief Executive Officer and the Head of Investor Relations held meetings with the Company's principal institutional shareholders to discuss the Company's strategy and financial performance. The Board received regular reports on the items discussed at these meetings and matters arising.

In 2007, the Company's investor relations team organised meetings with major investors and stakeholders in the UK and abroad and disseminated information through various media. A programme of meetings was initiated after the release of final and interim results and other significant announcements. Shareholders are encouraged to contact the Company directly with questions and, subject to price sensitivity, the investor relations team seek to provide an efficient and timely response.

The Board receives regular reports from the Head of Investor Relations about major share interests and significant changes to the shareholder register.

Annual General Meeting

Shareholders have an opportunity at the AGM to meet the Chairman and other Directors, to receive an update on the development of the business and to ask questions of the Board. The Company proposes a separate resolution for each substantially different item of business, giving shareholders the opportunity to vote on each issue. The results of the proxy votes received by the Company, including abstentions, are made available at the meeting, following votes by shareholders on a show of hands.

The Board

Composition

The Board comprises an Executive Chairman, the Chief Executive Officer, the Chief Financial Officer (since 12 February 2008) the Company Secretary and four other Non-executive Directors. All Non-executive Directors are considered by the Board to be independent, reflecting the Company's policy that a majority of the Board should comprise independent Non-executive Directors. The Board is satisfied that the executive and non-executive elements of the Board are well balanced, that no individual or group of individuals is or has been in a position to dominate the Board's decision making and that the Board, as currently constituted, has strongly independent and diverse characteristics.

Role

The Board is ultimately accountable for strategy, delivering shareholder value and financial performance. It is responsible for the system of corporate governance. The Board therefore approves strategic plans, annual budgets, extraordinary capital and investment expenditure, as well as significant appointments of key personnel.

The Chairman

Richard Sandor is responsible for leading an effective Board, ensuring that the Board fulfils its role, maintaining effective communications with major shareholders and, with the assistance of the Company Secretary, ensuring timely delivery to the Board of relevant information on financial, business and corporate issues.

The Chief Executive Officer

Neil Eckert is responsible for the executive management of the Group, building long-term shareholder value and directing the implementation of the strategy, budget and overall policies set by the Board.

The Non-executive Directors

Independence

The Board considers Sir Laurence Magnus, Carole Brookins, Klaus Gierstner and Sir Brian Williamson to be independent. Each of them brings to the Board wide experience and an objective viewpoint and none of the factors implying a lack of independence (as set out in the Code).

The Senior Independent Director

Sir Laurence Magnus is available to shareholders if contact through the channels of Chairman or the Chief Executive Officer fails to resolve an issue.

How the Board Operates

Meetings

Each year the Board holds a minimum of four scheduled meetings and convenes other meetings on an ad hoc basis as and when required.



Company Secretary

All Directors have access to Philip Scales who is responsible for supporting and advising the Chairman and Board on all corporate governance matters, Board procedures and compliance with applicable rules and regulations. The Secretary can only be removed by the Board.

Insurance

The Company maintains Directors and Officers' liability insurance on such terms and level of cover as the Board considers appropriate.

External Directorships

External directorships held by Executive Directors are subject to the approval of the Chairman.

Delegation

The Board has a formal schedule of matters reserved to it for decision, which includes amongst others the approval of the financial results, strategy and corporate objectives, significant transactions and matters affecting share capital. Subject to this, the Board delegates certain powers to the following committees within written terms of reference:

- **The Audit Committee**

  Reviews the financial and internal reporting process and financial statements, the system of internal control, risk management and the external and internal audit process. It meets at least four times a year and comprises entirely independent Non-executive Directors. The Report of the Audit Committee is on page 22.

- **The Remuneration Committee**

  Determines the terms of service and remuneration of Executive Directors and senior management and sets policy in this area. It meets at least four times a year and comprises a majority of independent Non-executive Directors. The report of the Remuneration Committee is on page 23.

Internal Control and Risk Management

The Board is ultimately responsible for the Group's systems of internal control and for reviewing their effectiveness. These systems, including the maintenance and regular reviews of a risk register, manage the risks of the Group's business, ensure that financial information is reliable, and ensure that Group assets are safeguarded. The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls aim to provide reasonable and not absolute assurance against material misstatement or loss.

Corporate Social Responsibility Policy

We are committed to ensuring that our business is recognized for high levels of integrity, security and expertise while being fully compliant to regulatory and statutory demands and embracing levels of corporate behaviour that exceed minimum requirements where deemed to be prudent and in the interest of our stakeholders.

We have an objective of being an employer that is best able to attract, train and retain quality people.

Our principal efforts are with respect to areas that are relevant to our business, particularly climate change. Our own procedures will be benchmarked against best practice, while recognizing that as a medium size office based group, our own direct environmental impact is limited. By definition our business is at the very heart of the corporate social responsibility drive in the environmental sector. On a global basis, we are facilitating the funding of projects that bring both environmental and social benefits. This relates especially to offsets projects in territories such as India and China as well as our home bases of North America and Europe. We would encourage our shareholders to study our websites to understand the benefits that our registered projects bring to communities across the globe.

Closer to home, we offset our own carbon and try to maintain the highest standards in terms of employment conditions and those parties that we engage with either as customers or suppliers.

Climate Exchange plc has a continuing commitment to Corporate Social Responsibility issues. This is demonstrated by our resolve to behave ethically while aiming to achieve sustainable profitable growth. We achieve this through responsible enhancement of shareholder value and by contributing to the improvement of our community and environment where relevant to our stakeholders' interests.



Philip P Scales
Secretary
10 April 2008

Report of the Audit Committee



The Audit Committee is appointed by the Board and comprises only Non-executive Directors. The Chief Financial Officer and other non-members attend by the invitation of the Chairman.

Composition:
Sir Laurence Magnus, *Chairman*
Carole Brookins

Summary terms of reference

The Audit Committee:

- Monitors the integrity of the financial statements of the Company;
- Reviews the annual and interim financial statement of the Company;
- Monitors compliance with the financial reporting requirements of the relevant accounting standards and relevant companies legislation;
- Reviews the Company's internal controls including procedures for detecting fraud and whistle blowing;
- Reviews the nature, scope and planning of the audit with the external auditors;
- Reviews matters arising from the audit with the external auditors;
- Reviews the independence and effectiveness of the external auditors, including a review of policy on non-audit fees;
- Makes recommendations to the Board on the appointment/dismissal of the external auditors and terms of reference and remuneration;
- Reviews the risks and uncertainties to which the Group is subject;
- Reviews the Company's procedures for managing the risks to which it is exposed, including the specification for the Group risk register and its subsequent regular review; and
- Monitors the Company's requirements to report to shareholders on matters of a non-financial nature and reviews the Company's procedures in relation to such reports as may be required or which the Board determines are appropriate.

Activity

During the year, the Committee has focused on the following activities:

- reviewing of external auditors and their independence;
- monitoring the integrity of the financial statements, including the formulation of appropriate accounting policies and assessment of relevant assumptions;
- reviewing the effectiveness of financial controls; and
- the identification of risks to which the business is exposed and the formulation and monitoring of policies to mitigate such risks including regular reviews of the Group risk register.

Audit

The Committee has worked closely with the Company's financial team and its external auditors to ensure that the audit processes adopted in connection with the Group's financial statements accord with best practice.

Independence of External Auditors

The Company's external auditors are generally prohibited from carrying out work falling outside their permitted services. If there is uncertainty as to whether a matter falls within the permitted services, the matter is referred to the Chief Financial Office who will consult with the Chairman of the Committee.

The Committee will review the policy of non-audit work and the permitted services which substantially follows APB and Combined Code guidelines. This includes audit work; tax compliance services; and such other ancillary services that raise no questions as to the auditors' independence.

KPMG will report to the Committee on the actions taken to comply with professional and regulatory requirements in order to maintain their auditor independence.

Sir Laurence Magnus
Chairman of the Audit Committee
10 April 2008

Report of the Remuneration Committee

The Remuneration Committee is appointed by the Board and comprises only Non-executive Directors.

Composition:
Sir Laurence Magnus, *Chairman*
Carole Brookins
Klaus Gierstner

Summary terms of reference

The Committee's terms of reference have been approved by the Board. In summary, the remuneration Committee.

- Determines and agrees with the Board the broad policy for the remuneration of the Group's senior executives including the Chief Executive and Executive Chairman;
- Develops policy to provide senior executives with appropriate incentives for their individual contributions in a fair and responsible manner to the success of the Group;
- Analyses current trends in remuneration, benefits and rewards for senior executives, and in particular as applied in comparator companies;
- Approves the design of, and determines targets for, any performance related pay schemes operated by the Group;
- Reviews the design of all share incentive plans for approval by the Board and shareholders;
- Determines the policy for, and scope of, pension arrangements for senior executives;
- Ensures that contractual terms on termination, and any payments made, are fair and recognize the duty to mitigate loss.

Elements of Remuneration

The remuneration framework and the compensation packages of the Executive Directors have been reviewed and approved by the Remuneration Committee and it is intended that their compensation and that of the most senior executives are reviewed on an annual basis. The Board believes that it is important for the successful development of the Group's business that compensation should be appropriately structured both to retain key staff and to reward performance that is aligned with the interests of shareholders. This forms the core objective of the Company's remuneration policy.

The compensation packages for Executive Directors and key executives may comprise a combination of base salary, a pension scheme and certain flexible benefits including medical and life insurance, eligibility for a discretionary annual bonus scheme and the grant of options under certain equity settled share based plans.

Executive Directors' Remuneration

The Remuneration Committee has recommended and the Board has approved salaries (inclusive of Directors' fees) for Richard Sandor and for Neil Eckert. Richard Sandor will receive the greater of $500,000 or £300,000 and Neil Eckert will receive £250,000 for the year to 31 December 2007. It is intended these salaries will be reviewed during 2008. In addition the Committee considered and recommended performance based remuneration for the year to 31 December 2007, details of which are set out in Note 9.

Options and Awards Outstanding

The Group has endeavoured to foster a culture of equity ownership to align the interests of key employees with those of shareholders from the outset. The original entities of CCX and ECX had established share option plans with this objective. Under the terms of the CCX plan, the options vested on a change of control and accordingly, as a consequence of the acquisition of CCX, this plan vested and the grantees were entitled to the terms of the acquisition agreement in respect of their underlying shares. The original ECX Share Option Plan entitled grantees to equity in Climate Exchange Limited, Dublin.

The Board determined that, following ECX and CCX becoming wholly owned subsidiaries of the Company in September 2006, new share option plans should be adopted to continue to achieve the goals of the Groups' remuneration policy. Accordingly, the following plans were approved by shareholders at an EGM on 29 December 2006:

- A commutation of the existing ECX Limited Share Option Plan to Ordinary Shares in Climate Exchange plc (in respect of the then vested portion) and new options into shares of Climate Exchange plc (in respect of the then unvested portion). The number of shares approved to be awarded was 1,405,941 Ordinary Shares and the number of Options granted under the CLE ECX Recipients Share Option Plan was 1,197,657 Ordinary Shares.
- A Long Term Incentive Plan (LTIP) for the Chief Executive Neil Eckert granting options over 1,299,428 Ordinary Shares
- A Share Option Plan (the 2006 Share Option Plan) to retain existing staff and to facilitate the Group's ability to hire new staff of up to 15% of the issued share capital of the Company.

Further details of these plans are set out in note 22 to the Accounts.

Fees of the Non-executive Directors

The Board has determined that Non-executive Directors should be paid a fee for their services of £35,000 per annum, or their pro-rata entitlement should they serve for less than a full year. Non-executive Directors who additionally serve on formally constituted committees of the Board, which currently comprise the Remuneration Committee and the Audit Committee, should receive a fee of £5,000 per annum in respect of each Committee of which they are a member.

On Behalf of the Board
Sir Laurence Magnus
Chairman of the Remuneration Committee
10 April 2008

Statement of Directors' responsibilities in respect of the Directors' Report and the financial statements



The Directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year, which meet the requirements of Isle of Man company law. In addition, the Directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards.

The financial statements are required by law to give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss for that period.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Isle of Man Companies Acts 1931 to 2004. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the Independent Auditors, KPMG Audit LLC, to the members of Climate Exchange plc

We have audited the Group and Parent Company financial statements ("the financial statements") of Climate Exchange plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 15 of the Companies Act 1982. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the financial statements in accordance with applicable Isle of Man company law and International Financial Reporting Standards are set out in the Statement of Directors' Responsibilities on page 24.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Isle of Man Companies Acts 1931 to 2004. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' transactions with the Company is not disclosed.

We read the Directors' Report and any other information accompanying the financial statements and consider the implications for our report if we become aware of any apparent misstatements or inconsistencies within it.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with applicable law and International Financial Reporting Standards, of the state of the Group's and Parent Company's affairs as at 31 December 2007 and of the Group's loss for the year then ended;
- the financial statements have been properly prepared in accordance with the Isle of Man Companies Acts 1931 to 2004; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit LLC
Chartered Accountants
Douglas
Isle of Man
11 April 2008

Consolidated Income Statement

For the year ended 31 December 2007

Notes		2007 £000	2006 £000
4	**Revenue**	**13,775**	**1,090**
	Expenses:		
5	Investment advisory fees	-	(375)
6	Investment advisory compensation payment	-	(5,500)
7	Personnel costs:		
	- equity-settled share based payment expense	(5,361)	(3,791)
	- other personnel costs	(5,586)	(1,355)
8	Other expenses	(7,850)	(1,185)
	- equity-settled share based transaction cost	(3,819)	-
	Total expenses	**(22,616)**	**(12,206)**
	Results from operating activities	**(8,841)**	**(11,116)**
	Net capital gain on investment securities	-	1,008
	Unrealised foreign exchange (loss)/gain on revaluation of investments	-	(1,284)
10	Interest income	510	883
	Net finance income	**510**	**607**
	Loss before income tax	**(8,331)**	**(10,509)**
11	Income tax credit	4,238	-
	Loss for the period	**(4,093)**	**(10,509)**
19	**Basic and diluted loss per ordinary share (pence)**	**(9.53)**	**(31.68)**

The loss dealt with in the separate financial statements of the parent company was £283,558 (2006: loss of £5,809,592)

The notes on pages 31 to 47 form part of these financial statements.

Consolidated Balance Sheet

As at 31 December 2007

Notes		2007 £000	2006 £000
	Assets		
	Cash and cash equivalents	12,695	13,569
13	Trade and other receivables	2,159	1,465
14	Investments	1,054	-
15	Intangible assets	47,439	51,616
16	Property, plant and equipment	397	111
11	Deferred tax asset	4,238	-
	Total assets	**67,982**	**66,761**
	Liabilities		
17	Trade and other payables	7,034	6,923
	Total liabilities	**7,034**	**6,923**
	Equity		
18	Share capital	448	413
	Share premium	67,192	60,998
	Reserves	(6,692)	(1,573)
	Total equity	**60,948**	**59,838**
	Total equity and liabilities	**67,982**	**66,761**

The financial statements were approved by the Directors on 10 April 2008 and signed on their behalf by:

Neil Eckert	Philip Scales
Director	**Director**

The notes on pages 31 to 47 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007

	Share capital £000	Share premium £000	Shares to be issued reserve £000	Retained reserves £000	Foreign exchange reserve £000	Total £000	2006 £000
Net assets at beginning of year	413	60,998	10,655	(11,576)	(652)	59,838	29,342
Share issue proceeds	14	-	-	-	-	14	32,488
Contingent consideration	21	6,194	(6,215)	-	-	-	10,655
On acquisition	-	-	-	-	-	-	(5,277)
Loss for the year	-	-	-	(4,093)	-	(4,093)	(10,509)
Share option expense	-	-	-	9,180	-	9,180	3,791
Exchange difference on translation of foreign subsidiaries	-	-	-	-	(3,991)	(3,991)	(652)
Net assets at end of year	**448**	**67,192**	**4,440**	**(6,489)**	**(4,643)**	**60,948**	**59,838**

A transfer has been made in the year from shares to be issued reserve in respect of shares issued in connection with the first contingent payment.

The notes on pages 31 to 47 form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December 2007

	2007 £000	2006 £000
Cash flow from operating activities		
Loss before income tax	(8,331)	(10,509)
Profit on disposal of investment securities	-	277
Depreciation	63	9
Equity – settled share based payment expense/transaction cost	9,180	3,791
Foreign currency movement on acquisition	-	(2,535)
Operating cash flows before movements in working capital	**912**	**(8,967)**
Changes in operating assets and liabilities		
Increase in trade and other receivables	(694)	(463)
Increase in trade and other payables	111	4,309
Net cash inflow/(outflow) from operating activities	**329**	**(5,121)**
Cash flow from investing activities		
Acquisition of subsidiaries, net cash acquired	-	(3,540)
Investment in joint venture	(10)	-
Purchase of investments securities	(1,044)	-
Proceeds from sale of investment securities	-	2,058
Purchase of property, plant and equipment	(339)	(31)
Cash outflow from investing activities	**(1,393)**	**(1,513)**
Cash flow from financing activities		
Cash proceeds from issue of shares	-	12,231
Cash inflow from financing activities	**-**	**12,231**
(Decrease)/increase in cash and cash equivalents	**(1,064)**	**5,597**
Cash and cash equivalents at beginning of year	**13,569**	**8,136**
Foreign exchange movement on cash and cash equivalents	**190**	**(164)**
Cash and cash equivalents at end of year	**12,695**	**13,569**

The notes on pages 31 to 47 form part of these financial statements.

Company Balance Sheet

As at 31 December 2007

Notes		2007 £000	2006 £000
	Assets		
	Cash and cash equivalents	4,404	11,139
12	Trade and other receivables	2,625	1,108
13	Investments	60,407	58,678
16	Property, plant and equipment	219	-
	Total assets	**67,655**	**70,925**
	Liabilities		
17	Trade and other payables	1,249	4,250
	Total liabilities	**1,249**	**4,250**
	Equities		
18	Share capital	448	413
	Share premium	67,192	60,998
	Reserves	(1,234)	5,264
	Total equity	**66,406**	**66,675**
	Total equity and liabilities	**67,655**	**70,925**

The financial statements were approved by the Directors on 10 April 2008 and signed on their behalf by:

Neil Eckert
Director

Philip Scales
Director

The notes on pages 31 to 47 form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2007

1 Operations

The Company was incorporated on 13 August 2003 in the Isle of Man as a public limited company. The Company's ordinary shares are listed on the Alternative Investment Market of the London Stock Exchange ("AIM").

The consolidated financial statements comprise the results of the Company and its subsidiaries (together referred to as the "Group").

The Group is principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The three core businesses are the European Climate Exchange (ECX) which operates an exchange that focuses on compliance certificates for mandatory European Emissions Trading Scheme ("EU ETS"), the Chicago Climate Futures Exchange (CCFE), a regulated exchange in the U.S. with a growing portfolio of environmental futures contracts and Chicago Climate Exchange (CCX) which operates the world's first voluntary, but contractually binding cap and trade system for greenhouse gas emissions reductions.

The Group has 56 employees (2006: 45).

2 Statement of accounting policies

a Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board (IASB) and applicable legal and regulatory requirements of Isle of Man law and reflect the following policies, which have been adopted and applied consistently.

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss are measured at fair value

These consolidated financial statements are presented in British Pounds. All financial information presented is in British Pounds.

In preparing these consolidated financial statements, the Group has adopted IFRS 7 *Financial Instruments: Disclosures* and IAS 1 *Presentation of Financial Statements – Capital Disclosures*. The adoption of IFRS 7 and the amendment to IAS 1 impacted the type and amount of disclosures made in these financial statements, but had no impact on the reported profits or financial position of the Group. In accordance with the transitional requirements of the standards, the Group has provided full comparative information.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expense. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies is included in the following notes:

Note 11 - Deferred tax assets
Note 15 - Impairment of intangible assets
Note 23 - Measurement of share based payments

b Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

c Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The Group's primary format for segment reporting is based on business segments. The business segments are determined based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

d Revenue

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date.

e Expenses

All expenses are accounted for on an accruals basis.

f Foreign currency transaction

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to British Pounds at exchange rates at the reporting date. The income and expenses of foreign operations are translated to British Pounds at exchange rates at the dates of the transactions. Foreign currency differences are recognised directly in equity, in the foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

g Cash and cash equivalents

Cash comprises current deposits with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and are held for the purposes of meeting short-term cash commitments rather than for investments or other purposes.

h Investments

Up to September 2006, as an investment holding company, the Group designated its equity and debt investments into the financial assets at fair value through profit or loss category with changes in fair value recognised in the Income Statement.

Investments in equity and debt instruments are now designated as available-for-sale, with changes in fair value recognised in equity.

Financial assets classified as loans and receivables are carried at amortised cost using the effective interest rate method, less impairment losses, if any.

The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs. Quoted market prices are based on bid prices.

i Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives for the current and comparative periods are as follows:

- plant and equipment 5-12 years
- fixtures and fittings 5-10 years

j Intangible assets

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and joint ventures. Goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquirer. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss when incurred.

k Impairment

Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

l Non-financial assets

The carrying amounts of the Group's non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

m Employees benefits
Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in profit or loss when they are due.

n Shared-based payment transactions

The grant date fair value of options and shares granted to employees and others providing similar services is recognised as an expense, with a corresponding increase in equity, over the period in which the party become unconditionally entitled to the options or shares. The amount recognised as an expense is adjusted to reflect the actual number of share options and shares that vest.

o Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

p Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

q Income tax expense

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

r Key changes in accounting policies

IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (IAS/IFRS)		Effective date (accounting periods commencing after)
IFRS 8	Operating segments	1 January 2009
IAS 23	Amendment – Borrowing costs	1 January 2009
International Financial Reporting Interpretations Committee (IFRIC)		
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions	1 March 2007
IFRIC 12	Service Concession Arrangements	1 January 2008
IFRIC 13	Customer loyalty programmes	1 July 2008
IFRIC 14	IAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction	1 January 2008

IFRS 8 introduces the "management approach" to segment reporting, with information based on internal reports. Management are currently assessing the impact of this on the disclosures to be presented regarding segmental reporting.

The Directors do not expect the adoption of the other standards and interpretations to have a material impact on the Group's financial statements in the period of initial application.

3 Segmental Reporting

Business segments	European Climate Exchange		Chicago Climate Exchange		Chicago Climate Futures Exchange		Eliminations		Consolidated	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
External revenues	3,952	610	5,736	288	4,087	192	-	-	13,775	1,090
Inter-segment revenue	-	-	1,985	678	-	-	(1,985)	(678)	-	-
Total Segment revenue	**3,952**	**610**	**7,721**	**966**	**4,087**	**192**	**(1,985)**	**(678)**	**13,775**	**1,090**
Segment result	**(541)**	**(816)**	**858**	**(403)**	**2,339**	**(171)**	**-**	**-**	**2,656**	**(1,390)**
Unallocated expenses	-	-	-	-	-	-	-	-	(11,497)	(9,726)
Results from operating activities	-	-	-	-	-	-	-	-	(8,841)	(11,116)
Net capital gain on investment securities	-	-	-	-	-	-	-	-	-	1,008
Unrealised foreign exchange on revaluation of investments	-	-	-	-	-	-	-	-	-	(1,284)
Net finance income	-	-	-	-	-	-	-	-	510	883
Income tax credit	-	-	-	-	-	-	-	-	4,238	-
Loss for the period	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(4,093)**	**(10,509)**
Segment assets	4,616	647	9,291	5,560	993	20	5,084	4,479	19,984	10,706
Unallocated assets	-	-	-	-	-	-	-	-	47,998	56,055
Total assets	**4,616**	**647**	**9,291**	**5,560**	**993**	**20**	**5,084**	**4,479**	**67,982**	**66,761**
Segment liabilities	14,343	8,487	14,137	8,392	528	1,974	(23,150)	(16,179)	5,858	2,674
Unallocated liabilities	-	-	-	-	-	-	-	-	1,176	4,249
Total liabilities	**14,343**	**8,487**	**14,137**	**8,392**	**528**	**1,974**	**(23,150)**	**(16,179)**	**7,034**	**6,923**
Capital expenditure	232	2	107	29	-	-	-	-	339	31
Depreciation	17	4	44	8	-	-	3	-	64	12

Geographical segments	Europe		United States		Elimination		Consolidated	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
External revenue	3,952	-	9,823	1,090	-	-	13,775	1,090
Segment Assets	4,616	14,870	10,284	3,969	5,084	(8,133)	19,984	10,706
Capital Expenditure	232	2	107	29	-	-	339	31

4 Revenue

	2007	**2006**
	£'000	£'000
Membership fee income	6,325	313
Transaction fee income	5,454	647
Registration fee income	1,464	24
Grant income	371	46
Other	161	60
	13,775	**1,090**

Membership fee income includes sale of Trading Privileges by CCFE, which are limited in number.

5 Investment advisory fees

Investment advisory fees were payable to EEA Fund Management Limited at a rate of 1.5% per annum of the Gross Asset Value of the Group's investment portfolio. The Group mutually terminated the investment advisory agreement with EEA Fund Management Limited on 19 September 2006. See note 6 for further details.

6 Investment advisor compensation payment

Following the acquisition of Chicago Climate Exchange, Inc and the change in focus of the Group's activities the Company on 19 September 2006 gave notice to EEA Fund Management Limited, the investment advisor, to terminate the investment advisory agreement. Compensation to the investment advisor for early termination of contract amounted to £5.5million.

7 Personnel expenses

	2007	**2006**
	£'000	£'000
Wages and salaries	3,496	853
Directors' fees and emoluments	1,118	348
Compulsory social security contributions	588	64
Contributions to defined contributions plans	384	20
Equity-settled share-based payment expenses (note 22)	5,361	3,791
	10,947	**5,076**

8 Other expenses

	2007 £'000	2006 £'000
Auditors' fees	161	33
Administration fees	205	51
Marketing fees	552	-
Occupancy fees	450	139
Directors' insurance costs	55	98
Travel expenses	979	245
Professional fees	2,554	16
Information technology costs	1,265	498
Broker fees	1,261	32
Other expenses	354	40
Equity-settled share based transaction cost (note 22)	3,819	-
Foreign currency loss	14	33
	11,669	**1,185**

9 Directors' fees and emoluments

Directors' fees and emoluments amount to £1,117,525 (2006: £348,049) and are comprised as follows:

	2007 £'000	2006 £'000
N. D. Eckert	425	260
Dr R. L. Sandor	553	70
P. P. Scales	5	6
K. Gierstner	40	10
L. Magnus	45	1
C. Brookins	45	1
B. Williamson	5	-
	1,118	**348**

All the above amounts are Directors' fees except for £250,000 (2006: £250,000) payable to N. D. Eckert which are emoluments as an executive Director, and performance bonus payments of £175,000 payable to N.D. Eckert and US$500,000 payable to Dr R. L. Sandor.

Total fees and emoluments paid by CCX to Dr R. L. Sandor in 2007 were £300,000 (2006: £70,096).

The Company only incurred partial costs for those Directors' who joined during 2006. Dr R. L. Sandor receives $500,000 or £300,000 which ever is greater. P. P. Scales received £5,000 whilst K. Gierstner, L. Magnus and C. Brookins receive £35,000 per annum. Members of the committees of the Board receive £5,000 per committee per member.

10 Interest income

	2007 £'000	2006 £'000
Interest receivable:		
- Bank interest	510	443
- European Climate Exchange Limited bond interest	-	440
Net finance income	**510**	**883**

11 Taxation

There is no provision for current taxation and no related liability for the year due to tax losses incurred or brought forward.

The tax credit in the Income Statement and the deferred tax asset in the Balance Sheet relate to deferred tax which has been provided for in respect of tax losses of certain Group companies.

The Company is resident in the Isle of Man where it is subject to tax at zero percent.

12 Dividends proposed

As at 31 December 2007 no dividend had been declared or proposed (2006: £nil).

13 Trade and other receivables

Group	**2007** £'000	**2006** £'000
Trade receivables	1,674	597
Other receivables	485	868
	2,159	**1,465**

Company	**2007** £'000	**2006** £'000
European Climate Exchange Limited bond interest	1,914	1,071
Other amounts due from subsidiaries	557	-
Other receivables	154	37
	2,625	**1,108**

14 Investments

Group	**2007** £'000	**2006** £'000
Investment in government securities	1,044	-
Investment in joint venture	10	-
	1,054	**-**

Company	**2007** £'000	**2006** £'000
Investment in subsidiaries – equity	51,950	51,940
Investment in subsidiaries – debt	8,457	6,738
	60,407	**58,678**

Investments in government securities have been categorised as available-for-sale and stated at fair value. All had an original maturity of less than one year from the date of purchase.

Investment in joint venture comprises a 50% interest in Climate Spot Markets Limited, stated at cost. This Company has not commenced to trade and has incurred minimal expenditure to date.

The Company has invested a total of €11.5m in 4 Unsecured Deep Discount Bonds issued by European Climate Exchange Limited. The first bond has a nominal value of €8,052,550 and a term of 5 years, the second a nominal value of €4,831,530 and a term of 5 years, the third a nominal value of €3,221,020 and a term of 5 years and the fourth a nominal value of €1.5m and a term of 5 years.

The Company has a 50% joint venture interest in Montreal Stock Exchange. The cost of investment is $49, which has been written down to £Nil due to losses made to date.

15 Intangible assets

Group	Goodwill **2006** £'000
Cost	
Balance at 1 January 2007	51,616
Revaluation to foreign currency	(4,177)
Balance at 31 December 2007	**47,439**
Amortisation and impairment losses	
Balance at 1 January 2007 and 31 December 2007	**-**
Carrying amounts	
At 31 December 2007	**47,439**
At 1 January 2007	51,616

The goodwill relates to the acquisition of Chicago Climate Exchange, Inc in 2006. It is denominated in US$ and retranslated each period-end.

16 Property, plant and equipment

Group	**Equipment** £'000	**Fixtures and fixings** £'000	**Total** £'000
Cost			
Balance at 1 January 2007	150	59	209
Foreign exchange translation	14	6	20
Additions	32	307	339
Balance at 31 December 2007	**196**	**372**	**568**
Deprecation and impairment losses			
Balance at 1 January 2007	84	14	98
Foreign exchange translation	8	1	9
Deprecation for the year	35	29	64
Balance at 31 December 2007	**127**	**44**	**171**
Carrying amounts			
At 31 December 2007	**69**	**328**	**397**
At 31 December 2006	66	45	111

17 Trade and other payables

Group	2007 £'000	2006 £'000
Trade payables	1,917	1,014
Non-trade payables and accrued expenses	5,116	5,909
	7,034	**6,923**

Company	2007 £'000	2006 £'000
Trade payables due to related parties	73	126
Other trade payables	36	-
Non-trade payables and accrued expenses	1,140	4,124
	1,249	**4,250**

Non-trade payables and accrued expenses in 2006 included £3.7million due to EEA Fund Management (see note 6).

18 Share Capital

	2007 Number	2006 Number	2007 £'000	2006 £'000
Authorised				
Ordinary shares of 1p each	67,500,000	67,500,000	675	675
Called up, allotted and fully paid				
Ordinary shares of 1p each	44,856,810	41,329,665	448	413

Under the terms of the purchase agreement dated 19 September 2006, up to 3,636,363 ordinary shares may be issued to the selling shareholders of CCX ("Sellers") subject to CCX achieving certain EBITDA thresholds. If CCX achieves EBITDA of at least US$500,000 for any 12 month period prior to 31 December 2008, the Sellers are entitled to a "First Contingent Payment"; if CCX achieves EBITDA of at least US$4,000,000 for any 12 month period prior to 31 December 2009, the Sellers are entitled to a Second Contingent Payment. In either case, the payment is to be satisfied by the issue of shares in Climate Exchange plc at 330p per share.

The First Contingent Payment was up to £7,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$500,000 and an upper limit of US$2,000,000. This first contingent payment was paid in full during the year ended 31 December 2007, with 2,121,204 shares issued.

The Second Contingent Payment is up to £5,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$4,000,000 and an upper limit of US$6,500,000. The Second Contingent Payment is payable in full if EBITDA is achieved for any 12 month period prior to 31 December 2009 is at least the upper limit, and 25% of the maximum Second Contingent Payment is payable if the EBITDA is at least the lower limited. Between these limits, straight-line apportionment will be applied for EBITDA up to US$5,000,000, for which a Second Contingent Payment of £2,500,000 is payable, and between EBITDA of US$5,000,000 and the upper limit. It is expected that the second contingent payment threshold will be achieved during the year to 31 December 2008 resulting in the issue of 1,515,152 ordinary shares.

For the purpose of determining the value of the deferred consideration, a price of 295p per share was used, being market value at the date of acquisition.

Shares may also be issued as a consequence of the terms of certain transactions as described in note 22, Share-based payments.

19 Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss for the year attributable to ordinary shareholders of £4,093,312 (2006: £10,509,069 loss) by the weighted average number of shares outstanding during the year, being 42,942,114 (2006: 33,173,802).

20 Financial instruments

As at the year end, the Group's financial instruments comprise cash and cash equivalents, investments, trade and other receivables and trade and other payables.

Financial risk management objectives and policies

The main risks arising from the Group's financial instruments are liquidity risk, credit risk, interest rate risk and foreign currency risk. None of these risks are hedged.

Liquidity risk

The Group policy is to maintain sufficient liquid resources to meet operational needs in the foreseeable future. Liquidity is in the form of cash balances and short dated investments.

Residual contractual maturities of financial liabilities.

31 December 2007 **Financial liabilities**	**Less than 1 month** £'000	**1-3 months** £'000	**3 months to 1 year** £'000	**1-5 years** £'000	**Over 5 years** £'000	**No stated maturity** £'000
Trade and other payables	-	402	6,632	-	-	-
	-	**402**	**6,632**	**-**	**-**	**-**

31 December 2006 **Financial liabilities**	**Less than 1 month** £'000	**1-3 months** £'000	**3 months to 1 year** £'000	**1-5 years** £'000	**Over 5 years** £'000	**No stated maturity** £'000
Trade and other payables	-	1,014	5,909	-	-	-
	-	**1,014**	**5,909**	**-**	**-**	**-**

Credit risk

Credit risk is the risk that an issuer or counterparty will be unable to unwilling to meet a commitment it has entered into with the Group.

At the reporting date, the Group's financial assets exposed to credit risk are as follows:

	2007 £'000	2006 £'000
Investments	1,054	-
Cash balances	12,695	13,569
Trade and other receivables	2,159	1,465
Total	**15,908**	**15,034**

Interest rate risk

The Group is exposed to interest rate risk through its cash balances. Investments are stated at fair value, with exposure to fair value interest rate risk due to the fixed coupon instruments held.

The return on the bank balances is linked to short-term deposit rates and is therefore linked closely to bank base rate changes.

The table below summarises the Group's exposure to interest rate risk. It includes the Groups' financial assets and liabilities at the earlier of contractual re-pricing or maturity date, measured by the carrying values of assets and liabilities.

31 December 2007	Less than 1 month £'000	1-3 months £'000	3 months to 1 year £'000	1-5 years £'000	Non-interest bearing £'000
Assets					
Investments	-	918	126	-	10
Trade debtors and other receivables	-	-	-	-	2,159
Cash balances	12,695	-	-	-	-
Total financial assets	**12,695**	**918**	**126**	**-**	**2,169**
Liabilities					
Financial liabilities measured at amortised cost	-	-	-	-	-
Trade creditors and other payables	-	-	-	-	7,034
Total financial liabilities	**-**	**-**	**-**	**-**	**7,034**
Total interest rate sensitivity gap	**12,695**	**918**	**126**	**-**	**-**

31 December 2006	Less than 1 month £'000	1-3 months £'000	3 months to 1 year £'000	1-5 years £'000	Non-interest bearing £'000
Assets					
Investments	-	-	-	-	-
Trade debtors and other receivables	-	-	-	-	1,465
Cash balances	13,569	-	-	-	-
Total financial assets	**13,569**	**-**	**-**	**-**	**1,465**
Liabilities					
Financial liabilities measured at amortised cost	-	-	-	-	-
Trade creditors and other payables	-	-	-	-	6,923
Total financial liabilities	**-**	**-**	**-**	**-**	**6,923**
Total interest rate sensitivity gap	**13,569**	**-**	**-**	**-**	**-**

The weighted average interest rate as at the year end of cash balances is 4% and of US Treasury Bill investments is 4%.

Interest rate sensitivity

The Group is exposed to market interest rate risk via its bank balances. A sensitivity analysis has not been provided as it is not considered significant to Group performance.

Currency risk

The Group's net asset exposure to currency risk is as follows:

	2007 £'000	2006 £'000
Sterling	16,575	11,966
US Dollar	42,819	46,806
Euros	1,554	1,066
	60,948	**59,838**

Currency risk sensitivity

An appreciation of the US Dollar and Euro against sterling of 5% would have increased net assets by £2,218,638 (2006: £2,393,582). A decrease of 5% would have had an equal and opposite effect.

Fair value

All assets and liabilities are considered to be stated at fair value. The Group is not exposed to any significant market price risk. Investments are stated at fair value, but these have relatively short maturities and account for only 1% of net assets.

21 Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2007 £'000	2006 £'000
Less than one year	-	-
Between one and five years	296	240
More than five years	1,697	449
Total	**1,993**	**689**

The Group in 2007 committed for two office spaces, which expire in September 2017 at a total cost of £1.25million.

22 Share based payments

Share-based payment expenses in 2007 arise from two different types of transaction. First, there is a cost attributable to employment services received by the Company during the year and for which the Company granted share options as consideration, subject to the achievement of certain vesting criteria. Secondly, in connection with the launch of the IFEX business, the Company entered into contracts for the provision of services and delivery of certain IP assets for which the consideration was a conditional issue of shares.

At the EGM on 29 December 2006, Shareholders approved new plans to provide incentive arrangements for key executive staff. As set out more fully in the Shareholder circular dated 13 December 2006, three new plans were established. The Climate Exchange PLC 2006 Share Option Plan (the 2006 Plan) to retain and incentivise executives of the Group; a long term incentive plan (LTIP) to form an incentive arrangement for Neil Eckert and the Climate Exchange PLC (European Climate Exchange Limited commutation) Share Option Plan (CLE ECX Plan).

The Plans are all subject to vesting conditions linked to the performance of the relevant operating entities of the Group and lock-up provisions until the 4th anniversary of the date of grant. The number of Ordinary Shares issuable under the 2006 Plan may not exceed 15% of the Company's issued share capital as at the date of grant, being 6,276,500 shares at 31 December 2007. The maximum number of Ordinary Shares issuable under the LTIP is 1,299,428 shares. The maximum number of Ordinary Shares issuable under the CLE ECX Plan is 1,197,657 shares.

The number and weighted average exercise prices of share options is as follows:

	Weighted average exercise price 2007 (£)	Number of options 2007	Weighted average exercise price 2007 (£)	Number options 2006
Outstanding at 1 January	2.35	8,638,085	-	-
Forfeited during the period	3.30	(962,500)	-	-
Exercised during the period	-	-	-	-
Granted during the period	7.80	1,098,000	2.35	8,638,085
Outstanding at 31 December	2.93	8,773,585	2.35	8,638,085
Exerciseable at 31 December	-	-	-	-

The fair value of share options granted has been determined using a recognised option pricing model as specified by relevant accounting standards. Options with an exercise price of negligible value, where there is no material difference between the model value and intrinsic value, have been valued at their intrinsic value. The grants under the CLE ECX Plan and the LTIP are treated as modifications to the terms and conditions of their respective original grants and in each case such modifications have not increased the fair value of the options. Based on a valuation of the ECX subsidiary of £43 million at the time of the original grants, the implied fair value of the current CLE ECX and the LTIP options is £1.54. The key assumptions used in the valuation of the Grants under 2006 Plan were as follows:

			2007 Grants	**2006 Plan** Initial Grant
Grant date share price	£5.28	£12.70	£9.185	£5.18
Exercise price	£4.30	£12.07	£9.185	£3.30
Volatility	24.1%	63.5%	69.6%	24.0%
Expected life	3 years	3 years	3 years	3 years
Dividend yield	0%	0%	0%	0%
Risk free rate of return	5.20%	5.00%	4.44%	5.03%
Fair value	£1.78	£5.37	£3.80	£2.38

The volatility assumption is based on a statistical analysis of daily share price over the 260 days prior to the date of grant. Holders of share options are not entitled to receive dividends declared during the vesting period.

In connection with the launch of the IFEX business, the Company has entered into contracts with Deutsche Bank and Execution Limited. Under the terms of these contracts, subject to the satisfaction of certain conditions, Deutsche Bank and Execution are entitled to exercise warrants into shares in IFEX which are, in turn, exchangeable for shares in Climate Exchange. The basis for the exchange is the application of a then prevailing valuation multiple for Climate Exchange shares to the IFEX business using comparable financial criteria.

While in each case the actual number of shares to be granted to each party cannot be determined in advance, the expected number of shares to be issued may be calculated based on the application of the terms of the contracts to the Company's internal budgets for the relevant accounting periods. As at 31 December 2007, the aggregate number of shares expected to be issued under the terms of the contracts was 791,749. The fair value of this number of shares is established at the date on which the contracts were entered into. The average share price applicable to these contracts was £15.07. The fair value is then recognised either upon delivery (in the case of delivery of IP assets) or over the period during which services are contracted to be received (in the case of provision of services). Accordingly, 50% of the fair value of the share based payment to Deutsche Bank is recognised in the year to 31 December 2007. The balance of 50% of the fair value of the share based payment to Deutsche Bank and the total fair value of the share based payment to Execution will be recognised over the three years to 31 December 2009.

23 Directors' interests

The following Directors had interests in the shares of the Company as at 31 December 2007:

No. of Ordinary Shares	2007	2006
C. Brookins	16,252	16,252
N. D. Eckert	1,068,124	1,078,344
K. Gierstner	22,000	2,000
L. Magnus	1,000	-
R. L. Sandor	8,173,820	6,861,132
P. P. Scales	-	-
B. Williamson	-	-
	9,281,196	**7,957,728**

In addition, Richard Sandor is entitled to up to 1,515,152 ordinary shares by way of deferred consideration for the acquisition of his shares in CCX under the terms of the purchase agreement dated 19 September 2006.

The following Directors had options over the shares of the Company as at 31 December 2007:

	No. Options	**Exercise price**
C. Brookins	10,000	£3.30
N. D. Eckert	1,299,428	£0.01
	1,050,000	£3.30
K. Gierstner	-	-
L. Magnus	-	-
R. L. Sandor	-	-
P. P. Scales	-	-
B. Williamson	-	-
	2,359,428	-

Matthew Whittell was appointed to the Board on 12 February 2008 and has 500,000 options over the shares of the Company at an exercise price of £4.30. There were no other changes to Directors' interests in shares or options of the Company in the period to 10 April 2008, the date on which the financial statements were approved.

24 Related Parties

During the financial year, no contracts of significant were entered into by the Company or any of its subsidiaries in which the Directors had a material interest.

Mr N. D. Eckert, a Director and shareholder of the Company is also a Director and a shareholder of BRIT Insurance Holdings plc, shareholder of the Company.

Membership Information

ECX CFI Members of ICE Futures Europe

31 December 2007

Accord Energy
ADM Investor Services
All Energy Trading
All Options Curaçao
Ambrian Commodities
Atel Trading
Bache Commodities
Banc of America Securities
Banco Santander Central Hispano
Barclays Capital
Bear Sterns International
BHF Bank
BMP Paribas Commodity Futures
BP Gas Marketing
British Energy Trading
British Gas International
CEZ
Citadel Derivatives Trading
Citadel Equity Fund
Citigroup Global Markets
Climate Change Capital
Credit Suisse Securities
Deriwatt
Deutsche Bank
Dresdner Bank
E.On UK
E&T Energie
EDF Trading
EDP – Energias de Portugal
Electra Deutschland
Electrabel
Endes Generacion
First New York Securities
Fortis Bank Global Clearing
Gazprom Marketing & Trading
GH Financials
Goldman Sachs International
HSBC Bank
ICAP Securities
Infinium Capital Management
IMC
Jane Street Capital
Jaypee International
JP Morgan Securities
Jump Trading
KfW
Lehman Brothers
Limestone Trading
MF Global
Madison Tyler Trading
Marex Financial
Marquette Partners
Marubeni Corporation
Merrill Lynch Commodities
Merrill Lynch International
Mizuho Securities
Monument Securities
Morgan Stanley & Co
International
Natixis Commidty Markets
Newedge – Calyon
Newedge – FIMAT
Optiver US
Optiver VOF
Rand Financial Services
RBC Capital Markets
Sagacarbon
Saxon Financials
Schnell & Co
Scottish Power Energy
Management
SEB Futures
Sempra Energy
Shell Energy Trading
Shell International Shipping &
Trading
Smartest Energy
Spectron Energy Services
Starmark Trading
TFS Derivatives
ThyssenKrupp
Tradelink
Tullett Prebon Securities
UBS Clearing & Execution Services
UBS
Universal Data
Verbund
Wachovia Bank
Xconnect Trading

CCX – Full Members

31 December 2007

Abititbi-Consolidated Inc.
AGL Hydro Partnership
Agrium U.S. Inc.
Allegheny Energy Inc.
American Electric Power
American Municipal Power –
Ohio
Amtrak
Aracruz Celulose
Arcelor Mittal Florestas Ltda.
Aspen Skiing Company LLC
Associated Electric Cooperative
Inc.
Atlantic County Utilities Authority
Avista Corporate
Bank of America Corporation
Baxter Healthcare Corporation
Bayer Corporation
Cargill, Incorporated
Cenibra Nipo Brasiliera S.A.
Central Vermont Public
Service Corp.
City of Aspen
City of Berkeley
City of Boulder
City of Chicago
City of Melbourne, Australia
City of Oakland
City of Portland, Oregon
Concord Steam Corporation
Corn Plus LLLP
County of Sacramento (CA)
Dow Corning
DTE Energy Co.
Dupont
Duquesne Light Company
Duratex S.A.
Eastman Kodak Company
Ford Motor Company
Freescale Semiconductor
Green Mountain Power
Hadlow College

CCX – Full Members (cont)

31 December 2007

Honeywell International Inc.
Hoosier Energy Rural Electric Cooperative, Inc.
IBM
Intel Corporation
Interface Inc.
International Paper
Jim Walter Resources, Inc.
King County, Washington
Klabin S.A.
Knoll, Inc.
Lancaster County Solid Waste Management Authority
Manitoba Hydro
Masisa S.A.
MeadWestvaco Corp.
Meister Cheese Co. LLC
Miami-Dade County (Florida)
Michigan State University
Monsanto Company
Motorola, Inc.
Neenah Paper Incorporated
New Belgium Brewing Co. Inc.
NRG Power Marketing LLC
Ozinga Brothers Inc.
Petroflex Indústria e Comércio SA
PinnOak Resources LLC
Potash Corporation
Premium Standard Farms
Puget Sound Energy, Inc.
Reliant Energy Services Inc.
Rhodia Energy Brasil Ltda
Roanoke Electric Steel Corp.
Rolls-Royce
Safeway Inc.
San Joaquin County Regional Rail Commission
Smithfield Foods, Inc.
Smurfit-Stone Enterprises Inc.
Sony Eletronics Inc.
Square D Company
ST Microelectronics
State of Illinois
State of New Mexico
Steelcase Inc.
Stora Enso North America
Suzano Papel E Celulose SA
TECO
Tembec Industries Inc.
Temple-Inland Inc.
Tufts University
United Technologies Corporation
University of California, San Diego
University of Idabo
University of Iowa
University of Minnesota
University of Oklahoma
Veolia Environmental Services North America Corp.
Wasatch Integrated Waste Management District
Waste Management, Inc.

CCX – Associate Members

31 December 2007

Access Industries
Airtricity Inc
American Coal Ash Association
American Council on Renewable Energy
American Renewable Energy
The Big Print LLC
Blue Star Energy Services Inc.
Carbonfund.org Foundation
Cloverland Inc.
Coadys – dissolved
Coghill Capital Management
Collective Wellbeing LLC
Confederation of British Industry
Cushing & Company
Delta Institute
Domani LLC
Ecos Consulting, Inc.
Fintura Corporation
First Environment, Inc.
Foley & Lardner
Generation Investment Management LLP
Global Change Associates
The Gobal Warming Project Inc.
Green Mountain Energy Company
Houston Advanced Research Center
Intercontinental Exchange
Jesuit Community of Santa Clara University
KLD Research and Analytics
Levenfeld Pearlstein LLC
Lobster.com
MB Investments LLC
Midwest Energy Efficiency Alliance
Millennium Cell
Mithun, Inc.
Natural Capitalism, Inc.
Offset Collective, Inc.
Ohio Air Quality Development Authority
Open Finance LLC
Pax World
Perkins+Will, Inc.
Polar Regrigerant Technology
Presidio School of Management
PRMIA
RA Web Solutions
Rainforest Alliance
Reknewco Ltd.
Renewable Fuels Association
RenewSource Partners LLC
Rocky Mountain Institute
Rumsey Engineers Inc.
Sieben Energy Associates
Sullivan & Cromwell LLP
Supported International Immersion programs
The Sustainable Group
TerraPass Inc.
Thermal Energy International
Valera Global Inc.
Vanasse Hangen Brustlin, Inc.
World Resources Institute

CCX – Participant Members

31 December 2007

Ag Business Solutions LLC
AgraGate Climate Credits Corporation
AGS Specialists LLC
Amerex Power Ltd*
The Andhyodaya
Arreon Carbon UK Ltd
Asociacion Contra el Cambio Climatico Greenoxx
Atrium Carbon Fund LP
B of A Commodities Inc.
Beartooth Capital Partners LLC
Beijing Shenwu Termal Energy Technology Co. Ltd.
BGC Brokers LP
Black River Clean Energy Investment Fund LLC
Black River Commodity Energy Fund LLC
Black River Commodity Fund Ltd.
Black River Commodity Select Fund Ltd.
Brane Strom LLC
Breakwater Trading LLC
Carbon Farmers LLC
Carbon Green LLC
Carbon Market Solutions Ltd.
Carbon Resource Management Ltd
Carbon-TF B.V.
Cargill Power Markets LLC
CCM Master Qualified Fund Ltd.
Cedar Hill Capital Partners Offshore, Ltd.
Cedar Hill Capital Partners Onshore, LP
C-Green Aggregator Ltd.
China Energy Conservation and Environmental Protection Technology Investment Ltd
CNX Gas Corporation
CO2 Australia*
Common Wealth Resource Management Corp.
Community Energy Inc.
Conservation Services Group
CSS Investment Partners I, LP
Cumberland County Improvement Authority
Delta P2/E2 Center LLC
Dhariwal Industries Ltd
Digilog Global Environmental Master Fund Ltd.
Direct Energy Marketing Limited
DRW Holdings LLC
Eagle Market Makers, Inc.
East Central Solid Waste Commission
Ecology and Environmental Inc.
Econergy International*
Eco-nomics Incorporated
Ecoreturns LLP
Ecosecurities Capital Ltd.
Engler Properties1 Ltd.
Environmental Carbon Credit Pool LLC
Environmental Credit Corp.
Evolution Markets LLC
EXO Investments
FC Stone, LLC
FCT Europe Ltd.
First Bank and Trust
First Capitol Risk Management LLC
First New York Securities LLC
Flatlander Environmental
FORECON EcoMarket Solutions LLC
Fortell Business Solutions Pvt. Ltd.
Friedberg Mercantile Group, Ltd.
Gallo Cattle Company
Galtere International Master Fund L.P.
Geosyntec Consultants Inc.
GFI Securities LLC
GLG Global Utilities Fund
Goldenberg, Hehmeyer & Co.
Grand Slam Trading
Granger Holdings LLC
Greater Lebanon Refuse Authority
Green Dragon Fund
Grey K Environmental Fund LP
Grey K Environmental Offshore Fund Ltd.
Grey K Trading Limited
GT Environmental Finance
Haley Capital Management
Harbinger Capital Partners Master Fund I, Ltd
Harbinger Capital Partners Special Situations Fund, LP
Heath & Associates, Inc.
Highland Energy Inc. (dba Halifax Renewable Energy Corp.)
Hubei Sanhuan Development Corporation Ltd.
ICAP Energy LLC
Infinium Capital Management LLC
Intrepid Technologies, Inc.
Ironworks Partners LP
Jane Street Global Trading LLC
JP Morgan Ventures Energy Corp.
Juice Energy Inc.
Kentucky Corn Growers Association
Koch Supply& Trading LP
Kottke Associates, LLC
LandGas Technology LLC
Lehman Brother Commodity Services Inc.
Liaoning Negfa Weiye Pipe Network Construction & Operation Co. Ltd.
Lugar Stock Farm
MACED
Madhya Pradesh Rural Livelihoods Project
Marquette Partners, LP
Marsus Capital LLC
Matlock Research and Investments
MGM International
Microgy, Inc.
Millennium Environmental Trading LLC
MSM Capital Partners LLC
National Carbon Offset Coalition
Natsource LLC
Natsource Mac 77 Ltd.
NewEdge Financial Inc.
North Dakota Farmer's Union
Octavian Special Master Fund LP
Option Insight Partners
ORBEO
Orion Energy Systems Ltd*
Peregrine Financial Group, Inc.
Phase 3 Development & Investments LLC
Precious Woods Holding Ltd
ProLogis Logistics Services Inc*
Public Utility District No 1 of Chelan County, WA
Rajasthan Renewable Energy Corporation Ltd.

CCX – Participant Members (cont)

31 December 2007

Rand Financial Services Inc.
RCM International LLC
Reclamation Technologies Inc.
Reliance Energy Ltd.
Rice Dairy LLC
Rivanna Solid Waste Authority
Serrino Trading Company
Sexton Energy LLC
Shatkin Arbor, Inc.
Southeast Carbon Management LLC
Spectron Energy Services Limited
SR Energy LLC
Standard Carbon LLC
Stark Event Master Fund Ltd.
SUEZ Energy Marketing NA
Sustainable Forestry Management Limited
Swiss Re Financial Products Corporation
Taconic Opportunity Fund LP
Tatanka Resources LLC
Tennessee Timber Consultants Inc.
TEP Trading 2 Limited
TerraCarbon LLC
The League Corporation
Three Degrees Group Inc.
TradeLink LLC
Tradition Financial Services Ltd
TransMarket Group LLC
U.S. Energy Savings Corporation
Vessels Coal Gas Inc.
Weber County
Wexford Catalyst Trading Limited
Wexford Spectrum Trading Limited
Xi'an Zhongyang Electric Corp.

CCX – Exchange Participants

31 December 2007

Addison Lee Plc
Aitkens Pewter Ltd.
Business and the Environment Club of Harvard Business School
Cape Systems, Limited
Carbon Credit Management LLC
Carbon Planet Pty. Ltd.
Clean Air Conservancy
CN Group LLC dba Carbon Neutral Plane
CO2 Retire
COzero Pty. Ltd.
Earth Preserver LLC
Eco2Pass, Inc.
Element Markets Partners LP
The Field Museum of Natural History
Flynn Ventures, LLC
Green Ride Global Inc.
InClime LLC
Jenner and Block
Live It Green LLC
Merchandise Mart LLC
MM Renewable Ventures, LLC
Mundo Sustenable A.C.
Natural Capital, LLC
PURE – The Clean Planet Trust
Sebesta Blomberg & Associates
SEO Fred LLC
Seyfarth Shaw
Shift Green
Solid Waste Association of North America
Sterling Plant Inc.
Sustainable Energy Partners
Teko, LLC
Tetra Tech EM, Inc.
U.S. House of Representatives
World Bank

CCFE – Clearing Members

31 December 2007

ADM Investor Services Inc
Bank of America Securities
Barclay's Capital Inc
Bear Stearns Securities Corp.
Calyon Financial Inc
Credit Suisse Securities (USA) LLC
Fimat USA, LLC
Fortis Clearing Americas LLC
Goldman Sachs & Co
JP Morgan Futures Inc
Kottke Associates LLC
MF Global Inc
Merrill Lynch, Pierce, Fenner & Smith Inc
Prudential Bache Commodities LLC
Tradelink LLC
UBS Securities LLC

Company Information

Directors
Richard L Sandor Ph.D., Dr. sc.h.c. (Chairman)
Neil D Eckert
Philip P Scales
Klaus Gierstner
Sir Laurence Magnus
Carole Brookins
Sir Brian Williamson
Matthew Whittell

Secretary
Philip P Scales

Principal Bankers
BNP Paribas Securities Services
PO Box 57
Royal Bank House
2 Victoria Street
Douglas
Isle of Man IM99 2PG

Registrar and Registered office
IOMA Fund and Investment Management Limited
IOMA House
Hope Street
Douglas
Isle of Man IM1 1AP

Nominated Advisor and Broker
Cenkos Securities Limited
6.7.8. Tokenhouse Yard
London EC2R 7AS

Auditors
KPMG Audit LLC
Heritage Court
41 Athol Street
Douglas
Isle of Man IM99 1HN

Financial PR
Haggie Financial
Roman House
Wood Street
London EC2Y 5BA
Tel: 0207 417 8989

Investor Relations
Helene Crook
Climate Exchange plc
62 Bishopsgate
London EC2N 4AW
Tel: 0207 382 7807







CLIMATE
EXCHANGE PLC

www.climateexchange.com

END

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